Exhibit (d)(b)(12)(i)

BRIGHTHOUSE FUNDS TRUST II

AMENDMENT NO. 1 TO THE SUB-ADVISORY AGREEMENT

(Loomis Sayles Small Cap Growth Portfolio)

This Amendment No. 1 to the Sub-Advisory Agreement (the “Agreement”) dated August 4, 2017, by and between Brighthouse Investment Advisers, LLC (the “Adviser”) and Loomis, Sayles & Company, L.P. (the “Subadviser”) with respect to Loomis Sayles Small Cap Growth Portfolio, a series of Brighthouse Funds Trust II , is entered into effective the 1st of January 2020.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. The first sentence of paragraph 6 of the Agreement is deleted and restated in whole to read as follows:

As full compensation for all services rendered, facilities furnished and expenses borne by the Subadviser hereunder, the Manager shall pay the Subadviser compensation at the annual rate of 0.520% of the first $100 million of the Portfolio’s average net assets, plus 0.500% of the next $100 million of the Portfolio’s average net assets, plus 0.400% of the next $300 million of the Portfolio’s average net assets and 0.450% on such assets over $500 million.

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 9th day of December, 2019.

/s /Kristi Slavin
Kristi Slavin
President, Brighthouse Investment Advisers, LLC

/s/ Lauren B. Pitalis
By: Authorized Officer
Loomis, Sayles & Company, L.P.